Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130
April 9, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Lauren Hamill
Re: Skye Bioscience, Inc.
Registration Statement on Form S-1
(File No. 333-278286)
Request for Acceleration
Dear Ms. Hamill:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Skye Bioscience, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 be accelerated to 4:15 p.m., Eastern Time, on April 10, 2024, or as soon as practicable thereafter.
Please contact John Hensley of Morrison & Foerster LLP via telephone at (512) 617-0661 or via e-mail at JHensley@mofo.com with any questions you may have. In addition, please notify Mr. Hensley when this request for acceleration has been granted.

Sincerely,

Skye Bioscience, Inc.

/s/ Kaitlyn Arsenault
Name: Kaitlyn Arsenault
Title: Chief Financial Officer

cc:	Punit Dhillon, Chief Executive Officer
John Hensley